Mail Stop 4561

January 25, 2006

Daniel Poludniak
Chief Financial Officer
AMB Financial Corp.
8230 Hohman Avenue
Munster, Indiana 46321

RE:	AMB Financial Corp.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 0-23182

Dear Mr. Poludniak,

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should amend your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Annual Report

Independent Auditors` Report, page18

1. Please revise your auditors` report to include the signature of your independent registered accounting firm. Refer to Item 2-
02(a)
of Regulation S-X.

2. Please revise your auditors` report to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to SEC
Release No. 34-49707.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with draft copies of your proposed revisions prior to filing your amendment. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Daniel Poludniak
AMB Financial Corp.
January 25, 2006
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